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                               September 1, 2020

       Theodore Ashburn, M.D., Ph.D.
       Chief Executive Officer
       Oncorus, Inc.
       50 Hampshire Street, Suite 401
       Cambridge, MA 02139

                                                        Re: Oncorus, Inc.
                                                            Amendment No. 3 to
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted August
26, 2020
                                                            CIK No. 0001671818

       Dear Dr. Ashburn:

               We have reviewed your amended draft registration statement and have the following comment. Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1, submitted August 26, 2020

       Prospectus Summary
       Our Pipeline, page 3

   1. We note your revisions in response to comment one of our letter dated August 14, 2020 revealing the
undisclosed product candidate in the pipeline. However, we also note that none of the proceeds
from this offering are slated for development of that potential product. It appears the
product candidate is too preliminary to be material to your
                                                        business or included in
the pipeline table. Please remove it from the pipeline table or tell us why it is material
to your business. In addition, we note that you have collapsed the
                                                        "Research" and
"IND-Enabling" columns in the pipeline table into one "Preclinical"
                                                        column and that the
arrows in each column extend to the end of each column despite being in early phases
of each development stage. Please either revert back to the two
 Theodore Ashburn, M.D., Ph.D.
Oncorus, Inc.
September 1, 2020
Page 2
      "Research" and "IND-Enabling" columns or revise the length of the arrows throughout the table to represent your progress in each stage of development.
       You may contact Nudrat Salik at (202) 551-3692 or Daniel Gordon at (202) 551-3486 if
you have questions regarding the financial statements and related matters. Please contact Abby
Adams at (202) 551-6902 or Irene Paik at (202) 661-6553 with any other questions.



                                                           Sincerely,
FirstName LastNameTheodore Ashburn, M.D., Ph.D.
                                                           Division of
Corporation Finance
Comapany NameOncorus, Inc.
                                                           Office of Life
Sciences
September 1, 2020 Page 2
cc:       Brian Leaf, Esq.
FirstName LastName